Exhibit 99.1

Navios Maritime Holdings Inc. Announces Public Offering of American Depositary Shares Representing Preferred Stock

MONACO — (Marketwired) — 01/21/14 — Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE: NM) announced today the offering of American Depositary Shares, each of which represents 1/100th of the Company’s Series G Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share, with a liquidation preference of $2,500.00 per share (equivalent to $25.00 per American Depositary Share), to the public. In connection with the offering, the Company intends to grant the underwriters a 30-day option to purchase additional American Depositary Shares. The American Depositary Shares have been approved for listing on the New York Stock Exchange under the symbol “NMPrG,” subject to official notice of issuance.

The net proceeds of the offering will be used for general corporate purposes, including acquisition of vessels.

Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC are acting as joint-bookrunning managers of the offering, which will be made under an effective shelf registration statement. S. Goldman Capital LLC is acting as co-manager.

The offering is being made only by means of a prospectus supplement and accompanying base prospectus. When available, the prospectus supplement and accompanying prospectus may be obtained from: Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014; or from J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179, Attn: Investment Grade Syndicate Desk, call collect: 212-834-4533; or from Credit Suisse Securities (USA) LLC, One Madison Avenue, New York, NY 10010, Attn: Prospectus Department, email:newyork.prospectus@credit-suisse.com, telephone: 1-800-221-1037.

This release does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain.

Exhibit 99.1

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ subsidiaries. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding completion of the offering. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings, including market conditions. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

Source: Navios Maritime Holdings Inc.